

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2017

Steven Martindale
Chief Financial Officer
Heritage Insurance Holdings, Inc.
2600 McCormick Drive, Suite 300
Clearwater, Florida 33759

   Re: Heritage Insurance Holdings, Inc.
     Preliminary Proxy Statement on Schedule 14A
     File No. 001-36462
     Filed on October 6, 2017

Dear Mr. Martindale:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Karen A. Weber